September 24, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ada D. Sarmento Mary Beth Breslin

Re:	Arvinas Holding Company, LLC, to be renamed Arvinas, Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-227112

Acceleration Request

Requested Date:	September 26, 2018
Requested Time:	5:30 p.m., Eastern Standard Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC, Citigroup Global Markets Inc. and Piper Jaffray & Co., as representatives of the several underwriters, hereby join the Company in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-227112) (the “Registration Statement”) to become effective on Wednesday, September 26, 2018, at 5:30 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Additionally, pursuant to Rule 460 of the Act, we hereby advise you that 2,544 copies of the Preliminary Prospectus, dated September 14, 2018, have been distributed by us, as representatives of the several underwriters, approximately as follows from September 14, 2018 through the date hereof.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Lyla Bibi Maduri
Name: Lyla Bibi Maduri
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Brian Gleason
Name: Brian Gleason
Title: Managing Director

PIPER JAFFRAY & CO.

By:	/s/ Neil A. Riley
Name: Neil A. Riley
Title: Managing Director

cc:

John Houston, Ph.D., Arvinas Holding Company, LLC
Sean Cassidy, Arvinas Holding Company, LLC
Robert E. Puopolo, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP
Steven D. Singer, Wilmer Cutler Pickering Hale and Dorr LLP
Brian A. Johnson, Wilmer Cutler Pickering Hale and Dorr LLP

[Signature Page to Acceleration Request]